TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102F1

FOR THE QUARTER ENDED APRIL 30, 2006

June 26, 2006

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and should be read in conjunction with the consolidated financial statements for the first quarter ended April 30, 2006.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.

The following information, prepared as at June 26, 2006, should be read in conjunction with the April 30, 2006 second quarter financial statements of the Company.

DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. (“Titan” or the “Company”) has four wholly owned subsidiaries Titan Trading USA, LLC, Titan Trading GP Inc., (“Titan GP”), Titan Holdings USA LLC, and Titan Trading Corp.

The Company expended all of its efforts in 2005 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software. On February 22, 2005, Titan announced the release of the first version of its automated trading platform known as TOPS which will greatly assist traders with trading activities.  This trading platform has been used by Mr. Carrozza, at the Company’s US trading office.

Titan Trading Limited Partnership 1 (“TTLP1”) was created in February 2005.  Titan GP is the general partner.  The limited partners must be accredited investors.  TTLP1 will trade funds using the TOPS software.  The profits will be divided on the basis of 50% to the limited partners and 50% to the general partner.  There will be an annual administrative fee paid to Titan equal to 2% of the net asset value of TTLP1.

Titan Trading Limited Partnership 2 (“TTLP2”) was created in January 2006.  Titan GP is the general partner.  The limited partners must be accredited investors.  TTLP2 will trade funds using the TOPS software.  The profits will be divided on the basis of 50% to the limited partners and 50% to the general partner.  There will be an annual administrative fee paid to Titan equal to 2% of the net asset value of TTLP2.

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.  In June 2003, Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (Cignal) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations.  (See Subsequent Events with respect to Software Transfer Agreements).

Titan currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.  These products are known as: 1) the N1Expert Trading System and 2) Titan’s Order Processing Software, or TOPS.

The Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems.  Neural networks constitute an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans.  The software is “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules.  This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index.

The automated trading platform, TOPS, which the Company has certain rights to pursuant to a license with Cignal, may conceptually be divided into two parts:

▪

Trading system software; and

▪

Automatic order execution software

These parts, when assembled with other components form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to trade execution engines, currently RediPlus and RealTick.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

Titan holds an exclusive use license and a third party revenue interest in the TOPS Technology and plans to exploit this Technology and Titan’s wholly owned proprietary software in two ways:

1.

by establishing a profitable trading operation; and

2.

by marketing and licensing software to third parties.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system during 2005.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios.

The Company is a reporting issuer in Canada and the United States.  Titan’s shares trade in the United States on the Over-The-Counter Bulletin Board and in Canada on the TSX Venture Exchange.

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors.  Sales will be conducted by direct selling and referrals.  The selling proposition is that the software and service improves trading results.  During 2004 the Company began beta testing and trading in a third party account.   In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

In September 2005, the Company retained the services of Coralwood Technologies of Edmonton, Alberta, Canada, to help develop a proprietary data analysis platform.  The platform is called “TickAnalyst” and will offer a suite of products under it namely:

-  data find reader

-  data base management

-  data analysis

-  trading signal generation

- charting

The main focus for 2006 is to complete the proprietary platform, “TickAnalyst” and its suite of products.  The Company plans to promote, distribute, and sell these products to dealers, financial institutions and high net worth individuals.

The Company also plans on licensing the fully automated TOPS system to institutions subsequent to the completion of our beta testing in March 2006.

We are actively soliciting sophisticated Canadian Investors to deposit money in TTLP2 and similar American Investors for Titan Holdings USA LLC for our currency team to trade.  This is done by way of subscription agreement.

With these sources of potential revenue, we are excited about creating cash flow and moving forward to create a profit for our shareholders.

In April, 2006 “Titan” appointed Eric Davidson, Technical Research Analyst, to lead Titan’s Research for its Grey Box (semi-automated)  Equity Trading Division under its USA Trading Operations.  Davidson’s appointment is in preparation for the launch of Titan’s proprietary market data analysis platform, TickAnalyst.  He will be instrumental with the testing, implementation and ongoing operations of Titan’s Black Box (fully automated) Division as TickAnalyst comes online.

OVERALL PERFORMANCE

Titan has limited operating revenue to date, and continues to fund the Company solely through private placements.

Equity placements:

In February 2006, pursuant to a private placement, the Company issued 3,535,897 units at $0.18 per unit, for aggregate proceeds of $636,461.  Each unit consisted of one common share plus one half of one common share purchase warrant.  Each whole warrant will enable the holder to purchase a common share at $0.30 for the first twelve month period from date of issuance, and at $0.40 for the second twelve month period expiring on February 1, 2008.

Warrants exercised:

A total of 2,055,333 warrants were exercised at a price of $0.12 per share for gross proceeds of $250,973 during the quarter.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2006, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, goods and services tax receivables, accounts payable, and loans and advances.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, due to their short-term nature.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however, the Company’s property is currently located in Canada, the United States and the United Kingdom.  To date the Company has not generated revenues, and has relied on funding through private placements.

RESULTS OF OPERATIONS

During the second quarter ending April 30, 2006, the Company focused on further development of the software trading programs, re-writing code in preparation for the commencement of beta testing and trading in a third party account with its trading software.

The net loss of $350,527 (2005 - $415,527) for the period ended April 30, 2006 was the direct result of research and development fees of $134,166 (2005 – $94,958), as the Company continued focusing on the development and testing of the software programs.

Amortization expense for the period ending  April 30, 2006 was $4,066 (2005 - $1,429) due to the acquisition of several computers for trading and testing purposes

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended
	April 30 2006	Jan 31 2006	Oct 31 2005	July 31 2005
Net sales/total revenues	14,210	Nil	Nil	Nil
Net loss	350,527	292,962	592,921	187,621
Net loss per share (fully diluted)	.01	.01	.03	.01

	For the three month period ended
	April 30 2005	Jan 31 2005	Oct 31 2004	July 31 2004
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	415,527	147,220	429	134,760
Net loss per share (fully diluted)	.03	.01	.01	.01

The statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ materially with those established in the United States.

Fluctuations / Changes in Accounting Policies

Effective November 1, 2004, the Company retroactively adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model. Any consideration paid on exercise of share options is credited to share capital.

As at January 31, 2006, management had completed the restructuring of the Company and had increased its operations in an effort to promote the trading software programs and increase market awareness of the Company.

LIQUIDITY

The Company’s working capital as of April 30, 2006, was $124,597 (April 30, 2005 –   ($76,993).

The Company has since its inception, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

The Company expended all of its efforts in 2005 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software.

TRANSACTIONS WITH RELATED PARTIES

As disclosed on the financial statements at quarter end, an amount of, $48,013 (April 30, 2005 - $44,974) due to an officer and director is included in loans and advances. The related party transactions are in the normal course of operations, are recorded at the exchange amount, and are unsecured and non-interest bearing.

Management fee costs of $20,000 (2005 - $42,700), were paid to officers and directors of the Company during the second quarter of 2006.

Research and development fees of $90,000 (2005 – 60,000) as disclosed in note 8 on the financial statements were paid to shareholders, officers, and directors of the Company during second quarter of 2005.

An amount of $62,735 was paid to a Director during 2004.  The amount will be used to purchase the intellectual property once an agreement has been reached between the party and the Company.  If an agreement is not reached, the amount will become due to the Company.

SUBSEQUENT EVENTS

On May 31, 2006, the company announced that it intends to proceed with a non-brokered private placement offering of up to 5,000,000 units (“Units”) at a subscription price of $0.35 Canadian ($0.31 US) per Unit for gross proceeds of up to $1,750,000 (US $1,558,465).  Each Unit will consist of one (1) common share in the capital of Titan and one-half (1/2) of one common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder to purchase one common share for a price of $0.50 Canadian ($0.45 US) for a period of twenty four (24) months from closing.

On May 19, 2006 100,000 purchase warrants were exercised for gross proceeds of $27,000.

In May, 2006, the Company announced that the Software Transfer Agreements entered into between Titan, Phillip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza and between Titan and Michael Gossland, a director and officer of Titan, which agreements were previously announced on February 7, 2006, will be restructured.  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements will not change, being the aggregate number of 4,500,000 shares, however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  One-third of the Titan common shares, being 1,500,000 shares, will be eligible to be issued upon Titan achieving cumulative gross revenues from the Software of each of $400,000, $800,00 and $1.2 million, calculated commencing June 1, 2007.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.

The terms of the 2,000,000 performance warrants issued to Cignal Technologies, Mr Carrozza and Mr. Gossland, will also be revised as part of the restructuring.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per shares for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year commencing June 1, 2007.

The terms of the restructured Software Transfer Agreements have been conditionally approved by the TSX Venture Exchange.  Completion of the transactions contemplated by the Software Transfer Agreements are subject to disinterested shareholder approval which will be sought by the Titan at the upcoming annual general and special shareholders meeting, which is currently scheduled for August 11, 2006.

In June, 2006, the company announced that Titan Trading USA and New River Assets, of Winston Salem North Carolina, have agreed to conduct a live test of Titan’s Grey Box (semi-automated) trading software.  The test accounts will be funded by New River and Titan Trading USA.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of June 26, 2006

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	28,337,629
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of June 26, 2006

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	1,500,000	$0.10	Dec. 22, 2008	N/A
Stock Options	200,000	$0.12	May 10, 2009	N/A
Stock Options	495,593	$0.155	Feb. 16, 2010	N/A
Stock Options	1,030,000	$0.25	March 1, 2010	N/A
Stock Options	50,000	$0.135	July 5, 2010	N/A
Purchase Warrants	1,330,334	$0.20 in year one $0.25 in year two	Nov. 30, 2006	N/A
Purchase Warrants	1,353,333	$0.20 in year one $0.25 in year two	Feb. 14, 2007	N/A
Purchase Warrants	754,514	$0.30	October 13, 2007
Purchase Warrants	1,767,954	$0.30 in year one $0.40 in year two	February 1, 2008

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.